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                              May 6, 2024

       David Lunin
       Chief Financial Officer
       Calumet, Inc.
       2780 Waterfront Parkway East Drive, Suite 200
       Indianapolis, IN 46214

                                                        Re: Calumet, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 19,
2024
                                                            File No. 333-277682

       Dear David Lunin:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed April 19,
2024

       Unaudited Prospective Financial Information of the Partnership, page 80

   1. Enhance your disclosure of assumptions on page 82 to explain the basis for projecting amounts more than three
years out. Also, to the extent your forecasts reflect more than simple growth rates,
explain why these rates are reasonable and disclose the limitations presented by the
difficulty in sustaining significant growth rates over a long period of time. Please refer to
Items 10(b)(2) and (b)(3)(i) of Regulation S-K.
   2. We note that your projections of Adjusted EBITDA (excluding MRL) and Adjusted
                                                        EBITDA for MRL remain
constant in the years 2026, 2027, and 2028 while distributable cash flow attributable
to partners is relatively constant in 2026 and 2027 but increases by
                                                        $28.2 million in 2028.
Please expand your disclosure to explain the increase in 2028.
 David Lunin
FirstName  LastNameDavid Lunin
Calumet, Inc.
Comapany
May  6, 2024NameCalumet, Inc.
May 6,
Page 2 2024 Page 2
FirstName LastName
3.       We refer to your market growth assumptions disclosed on page 82.
Enhance
         these disclosures to explain key factors that serve as your basis for projecting significant year-to-year increases between 2023 and 2024 as well as between 2025 and
         2026. In this regard, we note that projected Adjusted EBITDA for MRL increased by
         $192.8 million, $67.6 million and $125.0 million for each of the projected years between
         2024 through 2026 and that your projections of distributable cash flow attributable to partners increased by $143.4 million and $190.6 million in 2024 and 2026 respectively.
          In addition, please clearly describe the key factors or contingencies that would affect the projected growth from ultimately materializing.
4.       On page 82 you disclose a 2023 estimate for Adjusted EBITDA (excluding
MRL) of
         $277.8 million, Adjusted EBITDA for MRL of $(10.4) million, and distributable cash flow attributable to partners of $4.9 million. On page 151 you disclose 2023 actual
         Adjusted EBTIDA of $260.5 million, on a consolidated basis, and distributable cash flow of $(86.2) million. In addition, you disclose Adjusted EBITDA of $30.2 million for MRL for the year ended December 31, 2023 at your segment footnote at page F-42. In light of the differences in these financial amounts, please explain how you considered providing disclosure of the accuracy or inaccuracy of previous projections as described at Item
         10(b)(3)(ii) of Regulation S-K.
5. We refer you to the unaudited prospective financial data in the table on page 82. Please tell us why you have not included revenue, net income (loss) and earnings (loss) per share for each period presented. In this regard, these projected measures are usually presented together to avoid any misleading inferences that may arise when the individual items
         reflect contradictory trends by presentation of just    key elements.
  Please refer to Item
         10(b)(2) of Regulation S-K.
       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Hillary Holmes